Buckeye Partners, L.P. ("BPL") Buckeye GP Holdings L.P. ("BGH") Investor Presentation June 11, 2010 Filed by Buckeye Partners, L.P. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Buckeye GP Holdings L.P. Commission File No.: 001-32963

Certain statements contained in this presentation that are not historical facts are forward-looking statements. These statements may be identified by their use of predictive, future-tense, or forward-looking words, such as "anticipates," "estimates," "expects," "forecasts," "intends," "outlook," "plans," "projects," "should," "targets," "will," or similar terms. Forward-looking statements are based on Buckeye GP LLC's and MainLine Management LLC's estimates, assumptions and expectations of future events and are subject to a number of risks, contingencies, and uncertainties. None of Buckeye GP LLC, MainLine Management LLC, BPL, or BGH can guarantee that these estimates, assumptions, and expectations will prove to be accurate or will be realized. Buckeye GP LLC, MainLine Management LLC, BPL, and BGH disclaim any intention or obligation, other than as required by law, to update or revise any forward-looking statements. Although Buckeye GP LLC and MainLine Management LLC believe that the assumptions underlying these statements are reasonable, investors are cautioned that such forward-looking statements are inherently uncertain and necessarily involve risks that may affect BPL's or BGH's business prospects and performance, causing actual results to differ from those discussed during this presentation. When considering forward- looking statements, you should keep in mind the risk factors and other cautionary statements included in BPL's and BGH's Annual Reports on Form 10-K for the year ended December 31, 2009 and most recently filed Quarterly Reports on Form 10-Q. BPL and BGH will file a joint proxy statement/prospectus and other documents with the Securities and Exchange Commission ("SEC") in relation to the merger. Investors are urged to read these documents carefully when they become available because they will contain important information regarding BPL, BGH, and the transaction. A definitive joint proxy statement/prospectus will be sent to unitholders of BPL and BGH seeking their approvals as contemplated by the merger agreement. Once available, investors may obtain a free copy of the joint proxy statement/prospectus and other documents containing information about BPL and BGH, without charge, at the SEC's website at www.sec.gov. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus may also be obtained free of charge by contacting investor relations at (800) 422-2825, or by accessing www.buckeye.com or www.buckeyegp.com. BPL, BGH, and the officers and directors of the general partner of each partnership may be deemed to be participants in the solicitation of proxies from their security holders. Information about these entities and persons can be found in BPL's and BGH's Annual Reports on Form 10-K for the year ended December 31, 2009. Additional information about such entities and persons may also be obtained from the joint proxy statement/prospectus when it becomes available. Legal Notices

Transaction Overview BPL and BGH have reached an agreement to merge in a tax-free, 100% unit exchange Terms of the agreement were approved by the BPL independent directors and the board of directors of BGH's general partner The merger must be approved by a majority of each of BPL's and BGH's unitholders The GP sponsors have committed to vote in favor of the merger, subject to limited exceptions BGH unitholders will receive 0.705 BPL units in exchange for each BGH unit they own Incentive Distribution Rights, 0.5% economic interest of BPL's general partner, and approximate 1.0% economic interest in BPL's operating partnerships will be eliminated The BPL management team will continue in their current roles All of BGH's independent directors are expected to join BPL's board of directors Following the merger, the former BGH unitholders will own approximately 28% of BPL's outstanding LP units The current GP sponsors will continue their investment in Buckeye through ownership of approximately 17% of BPL's outstanding LP units The transaction is projected to result in dilution to distributable cash flow per unit of approximately 6-7% in 2011, but is expected to provide long-term accretion to unitholders (1) An incremental $350mm capital investment (to the base case) at an 8.0x EBITDA multiple completed in 2011 would result in break-even distributable cash flow per unit in 2012 Importantly, BPL expects to continue its recent pattern of quarterly distribution increases See appendix for key base case underlying assumptions

Transaction Benefits Strengthens Competitive Position Lowers BPL's cost of equity capital, which improves its ability to compete successfully for high- growth acquisition opportunities and expansion projects By completing the transaction with 100% equity consideration, BPL's strong balance sheet and liquidity will be maintained to further facilitate growth Enhances Distribution Growth Profile Removal of IDRs increases potential for accelerated distribution growth given enhanced competitive position Eliminates disproportionate allocation of distributable cash flows between general partner and limited partners, resulting in 100% of distributions being paid to LP unitholders Improves Ownership Profile Provides BPL unitholders with the ability to elect seven of nine directors Increases public float, improving liquidity for LP units

Current Organizational Structure (Simplified)



Kelso & Arclight Investor Groups Limited Partners
Public Limited Partners
62%
38%
Buckeye GP Holdings L.P. (NYSE Symbol: BGH)
100%
Buckeye GP LLC General Partner
ESOP Limited Partner
3.2%
0.5% & IDRs
~1%
Public Limited Partners
Buckeye Partners, L.P. (NYSE Symbol: BPL)
96.3%
~99%
100%
Operating Partnerships (1)
Other Subsidiaries (2)

1) Principally composed of Pipeline Operations, Terminalling & Storage, and Development & Logistics segments
2) Principally composed of Natural Gas Storage and Energy Services segments

5

Post-Transaction Organizational Structure (Simplified) 2% 81% Principally composed of Pipeline Operations, Terminalling & Storage, and Development & Logistics segments Principally composed of Natural Gas Storage and Energy Services segments Public Limited Partners ESOP Limited Partner Operating Partnerships (1) Other Subsidiaries (2) 100% 100% 17% Kelso & Arclight Investor Groups Limited Partners Buckeye Partners, L.P. (NYSE Symbol: BPL)

Major Future Milestones Preparation of joint proxy statement / prospectus by BPL and BGH Review of joint proxy statement / prospectus by SEC Solicitation of unitholder votes Unitholder meetings Transaction closing (anticipated in Q4 2010)

Appendix

Key Base Case Assumptions Pipeline Operations: Volumes: 2011 - 2014 CAGR of ~1.5% Tariff: 2011 - 2014 CAGR of ~2.5% Terminalling & Storage: Volumes: 2011 - 2014 CAGR of ~1.2% Rates: 2011 - 2014 CAGR of ~2.0% Acquisitions Annual acquisitions of $200mm during 2011 - 2014 9.0x EBITDA purchase multiple Capital Expenditures Growth capital investments of $75mm per annum during 2011 - 2014 6.0x EBITDA investment multiple Annual maintenance capital expense range between $30 and 35mm(1) during 2011 - 2014 Excludes maintenance capex associated with additional capital investments